TALISMAN
E N E R G Y

TALISMAN ENERGY COMPLETES FILINGS FOR
RENEWAL OF NORMAL COURSE ISSUER BID

CALGARY, Alberta – November 27, 2009 – Talisman Energy Inc. has made the necessary filings to renew its Normal Course Issuer Bid.

Pursuant to the Normal Course Issuer Bid, which Talisman has renewed routinely, Talisman may purchase for cancellation, during the 12-month period commencing December 2, 2009 and ending December 1, 2010, up to 50,945,743 of its common shares, representing 5% of the common shares outstanding as at November 18, 2009. The daily purchase limit is 957,476 common shares, representing 25% of the average daily trading volume for the six calendar months prior to the approval of the bid by the TSX. As at November 18, 2009 there were approximately 1,018,914,864 common shares issued and outstanding.

Purchases under the Normal Course Issuer Bid will be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The purchase and payment for the common shares will be made by the Company in accordance with the policies of the exchange through which the common shares are purchased. Talisman believes that the repurchase of its shares is one way of creating shareholder value.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman's three main operating areas are North America, the North Sea and Southeast Asia. The Company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

22-09